The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

March 31, 2011

Ms. Lisa Etheredge
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone (202) 551-3424
Fax (703) 813-6968

Re:           Vertex Energy, Inc. Form 10-K for the Year Ended December 31, 2009

Dear Ms. Etheredge:

Vertex Energy, Inc. (the “Company”) is in receipt of your comment letter dated March 17, 2011 (the “Letter”), in connection with the Company’s March 11, 2011 responses to your prior comment letter, regarding among other things, the Company’s Form 10-K for the Year Ended December 31, 2009.  The Company plans to respond to your comments by Tuesday, April 12, 2011.

Very truly yours,

/s/ The Loev Law Firm, PC
The Loev Law Firm, PC